September 23, 2013

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:

Staff letter dated August 8, 2013

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 20, 2013

Response Dated July 8, 2013

This letter is in response to the Staff letter dated August 8, 2013 (the “Letter”).

Comment No. 1: We will make the appropriate changes, on a prospective basis, by amending our disclosure on page 9, third paragraph to read:

On October 27, 2009, the Company issued a press release announcing the first stage of approval. The Republic of Armenia’s State Natural Resources Agency (the “Agency”) issued its certificate based on the proposal of the Agency’s State Geological Expert Commission made during its October 23, 2009 session, all as further disclosed on our website.

Comment No. 2: We believe that we have reported the required license terms for all currently owned properties (Marjan, Toukhmanuk and Getik), we no longer own properties in Chile or Canada, as copied below and will update the 2013 Marjan license replacement in future filings. The “Special” license terminology under prior Armenian law has generally been eliminated and upon review, none of our reissued and current Toukhmanuk, Getik or Marjan licenses (posted on our website) bear the “Special” modifier so the “Special” term will only be included for historical reference, if necessary.

Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

On page 8 (Marjan)

The Marjan property is a lode deposit which will be mined using open pits and underground adits.  The Company has one National special mining license #HA-L-14/526, since replaced under the new 2012 Armenian Mining Code with License #29/398 (available on the Company’s website), which includes the Armenian government approved reserve numbers and covers surface rights for mining, exploration and related purposes for gold and non-ferrous metals (please refer to the “Cautionary Note to U.S. Investors” on page 3 of this report).  The license area is defined by the following coordinates: (Followed by the appropriate coordinate table).

On page 10 (Toukhmanuk)

The Toukhmanuk property is a lode deposit which is being mined using an open pit method.  The Company has one national exploration license #15, as extended, covering approximately 10,915 acres for sub-surface exploitation of gold.  The Company also has one national mining license #HA-L-14/356, since replaced under the new 2012 Armenian Mining Code with License #29/184 (available on the Company’s website), which covers the central section of the property and is approximately 446 acres for mining gold and silver.  On December 28, 2012, the Company received the new, renewable mining license through August 5, 2017.  The Company is required to pay annual governmental fees of approximately $32,000.  The Company is also required to spend annually approximately $1,200,000 on exploration work and mining annually 168,500 tonnes of mineralized rock at the property as submitted and approved in its mining plan in order to maintain the licenses in good standing  (please refer to the “Cautionary Note to U.S. Investors” on page 3 of this report).  The exploration license area is defined by the following coordinates: (Followed by the appropriate coordinate table).

On page 14 (Getik)

The Getik property is a lode deposit which will be mined using an open pit.  The Company has two National exploration licenses #85 which covers sub-surface exploitation of precious metals in the Amrots manifestation and #86 which covers sub-surface exploitation of non-ferrous metals in the Aygut manifestation, as further described below.  These licenses have since been replaced under the new 2012 Armenian Mining Code with License #29/034 and #29/035, respectively, which expire on December 10, 2013. The Company is required to pay annual governmental fees of $1,000.  The Company is also required to spend approximately $1,000,000 on exploration work in order to maintain the licenses in good standing.  The exploration license area is defined by the following coordinates for the Amrots gold manifestation and Aygut copper manifestation: (Followed by the appropriate coordinate table).

As noted, all of the Company’s original and translated licenses are available on the Company’s website. Subsequent to the filing of our Form 10-K, the new exploration license at the Toukhmanuk property which expires on July 2, 2016 was also posted there.

Comment No. 3: As noted during our discussions with Staff, we do not believe this level of detail is material for a company deemed to be in exploration phase with such minimal sales. We further note that substantial technical information has been made publicly available. Also, none of this trial mining, production and sales is indicative of anticipated commercial production or recovery.

We can, if necessary, make the appropriate changes, on a prospective basis, by amending our disclosure on page 11, first paragraph to read (only including the applicable sentence below):

Sales were approximately $6,000 in 2006 based on unmeasured old concentrate with waste concentrate, $10,400 in 2007 based on approximately 53 tonnes of concentrate with gold content of approximately 20.8 g/t gold, nothing in 2008, $136,600 in 2009 based on approximately 121 tonnes of concentrate with gold content of approximately 52.6 g/t gold, $358,400 in 2010 based on approximately 222 tonnes of concentrate with gold content of approximately 52.7 g/t gold, $81,702 in 2011 based on approximately 60 tonnes of concentrate with gold content of approximately 38.8 g/t gold, and none in 2012.

Comment No. 4: We will make the appropriate changes to our disclosure of our liquidity and capital resources on a prospective basis. We will eliminate most of the disclosures, previously provided to give full information to investors, from this section. Our draft disclosure is:

The Company anticipates that it might obtain additional financing from the remaining holders of its Warrants to purchase 1,650,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, which will provide for an additional $165,000 but these warrants have not been exercised as of the date of this filing. These warrants expire on 12/9/2013 and the Company’s degree of certainty as to their exercise varies based on the average price at which the Company’s shares trade. The Company has conservatively factored these warrants as not being exercised and has not reflected them in our financial statements accordingly.

Comment No. 5: We will make the appropriate changes, on a prospective basis, to read:

On January 17, 2012, the Company, through its joint venture company GGCRL signed a convertible note payable for up to $2,000,000 (“Notes”) in conjuction with the binding term sheet signed with CRA and affiliates which was guaranteed by the Company until September 27, 2012 when the guarantee terminated with the execution of the share transfer agreements.  GGCRL received $1,618,755 as of December 31, 2012 and the Company is carrying this as a liability.  The Notes carries 3% per annum Cash Coupon/Guaranteed Minimum Annual IRR of 15% at a liquidity event, if any (“Liquidity Event”).  At a Liquidity Event, if any, the principal amount of the Notes will be repaid in full based on the value of the Notes at market (the “Market Value”) assuming a conversion value into new common shares of GGCRL representing a value agreed to in section 2.5 of the Joint Venture agreement (for avoidance of doubt, the value is 1% of the existing shares of JVC then held by GGC for each $784,314 of the Notes based on a GGCRL valuation of $78.4314 million).  Except as provided for under the Cash Election in Section 2.5 of the Joint Venture agreement, the Notes may not be voluntarily converted by CRA into GGCRL except by the unanimous consent of the Board of Directors of GGCRL and otherwise will become due at the earlier of the Liquidity Event or Maturity, subject to Section 2.5 of the Joint Venture agreement.  Maturity was the first anniversary date of each note.  The Notes may be prepaid without any penalty. On September 19, 2012, the CRA rep to the GGCRL board consented to an extension for the repayment of any debt to CRA until the sooner of September 19, 2013, a public listing of GGCRL, or a financing of GGCRL, as previously disclosed. As of September 19, 2012, GGCRL resolved other reported outstanding issues which had blocked implementation of the joint venture agreement and execution of the Share Transfer Agreements.   Global Gold’s ownership in GGCRL is and shall be the greater value of either 51% or the pro forma value of $40.0 million 30 days after the stock is publicly traded.   The sole officers of GGCRL as of September 19, 2012 are: Mr. Van Krikorian, Executive Chairman; Mr. Jan Dulman, Financial Controller/CFO/Treasurer; and Mr. Ashot Boghossian Armenia Managing Director, with Ogier Corporate Services (Jersey) Limited continuing as secretary of the Company.   The joint venture was closed in 2012.   The Company has indirectly received an informal notice from a purported representative of CRA alleging a default under the loan agreement which was subsequently clarified to state there is no default.

Comment No. 6: We have discussed with the Staff that we had listed the shares separately and disclosed we did so because Mr. Hague has disclaimed his beneficial interest in the Firebird Management, LLC shares. We understand the preferred method is to include these shares in the table and explain it in the footnote even though he has disclaimed his beneficial interest.

We will make the appropriate changes, on a prospective basis, to reflect the total shares owned by Ian Hague to include the shares owned by Firebird Management, LLC (which as of the April 2013 proxy would total 49,246,796 shares including 14,915,408 share owned by Firebird Management, LLC). We will also conform the footnote accordingly.

Comment No. 7: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure to read:

As of December 31, 2012 and 2011, the Company owes unpaid wages of approximately $587,000 and $518,000, respectively, to management. These balances include wages owed to Van Krikorian of approximately $233,000 and to Jan Dulman of approximately $174,000 as of December 31, 2012 and 2011. The Company is accruing interest at an annual rate of 9% on the net of taxes wages owed to management.

Comment No. 8: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure, based on our March 31, 2013 balances, to read:

The Company's liquidity and capital needs relate primarily to working capital and other general corporate requirements. To date, the Company has funded its operations with convertible, through a private placement offering, and sales of mining properties. Cash and cash equivalents as of March 31, 2013 was $7,709, a $4,318 increase as compared to December 31, 2012. As of March 31, 2013, working capital deficit (current assets less current liabilities) decreased to $(6,372,042) from $(6,399,336), as of December 31, 2012.

Comment No. 9: We will make the appropriate changes, on a prospective basis, by amending our footnote disclosure, based on our March 31, 2013 balances, to read:

The Company does not hold any market risk sensitive instruments nor does it have any foreign currency exchange agreements.  As of March 31, 2013 and December 31, 2012, the Company maintained an inventory of unprocessed ore and gold concentrate which are carried on the balance sheet at $463,805 and $463,805, respectively, with our Armenian subsidiary Mego-Gold LLC.  The Company carries and values its ore inventory, at the lower of cost or market. Periodically, and no less than on a annual basis, the Company compares the carrying value of its inventory to current market prices , to determine if its carrying value should be adjusted. The Company does not maintain any commodity hedges or futures arrangements with respect to this unprocessed ore.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:	Van Krikorian John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler